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S/H VOTE INFORMATION FOR MEETING HELD 11-13-09

Special Meetings of Shareholders

A Special Meeting of shareholders of the International Equity Fund (the “Fund”), a series of the American Independence Funds Trust, was held on November 13, 2009
(the “Meeting”). The Meeting was held to approve a new investment sub-advisory agreement between American Independence Financial Services, LLC and Security
Global Investors, LLC on behalf of the Fund.

The number of shares outstanding on record date (October 15, 2009), number of shares represented at the meeting, and the details of the voting with respect to the stated matter are given below. All matters presented received the required number of affirmative votes for approval.

Record date shares
 8,906,739.910

Shares Represented
8,753,405.648 Affirmative Votes
8,753,405.648

Objecting Votes
  None

Abstained Votes
None